

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2024

Scott Silverman
Chief Executive Officer and Chief Financial Officer
C-Bond Systems, Inc.
2029 Pat Booker Rd.
San Antonio, TX 78148

      Re: C-Bond Systems, Inc.
         Form 10-K for the Fiscal Year Ending December 31, 2020
         Filed April 14, 2021
         Form 10-K/A for the Fiscal Year Ending December 31, 2020
         Filed April 15, 2022
         File No. 000-53029

Dear Scott Silverman:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Real Estate & Construction